Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1
Name and Address of Company

Fury Gold Mines Limited. (the “Company”)

1630-1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2
Date of Material Change

October 6-13, 2021.

Item 3
News Release

A news release was issued by the Company through newswire services on October 6 and 13, 2021.

Item 4
Summary of Material Change

On October 13, 2021, the Company completed its previously announced non-brokered private placement for total gross proceeds of CAD$5,596,088 by issuing 7,461,450 units at a price of $0.75 per unit. The first tranche completed October 6, 2021 and was announced at that time. Each unit consists of one common share of Fury (a "Common Share") and one common share purchase warrant (each, a "Warrant") entitling the holder to purchase one Common Share ("Warrant Share") at a price of CAD$1.20 for a period of three (3) years.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

The Company completed a previously announced non-brokered private placement for an additional 2,375,780 units at a price of CAD$0.75 per unit for total gross proceeds of CAD$5,596,088 by issuing 7,461,450 units at a price of $0.75 per unit. Each unit consists of one Common Share of Fury and one Warrant entitling the holder to purchase one Warrant Share at a price of CAD$1.20 for a period of three (3) years. The expiry date of the Warrants can be accelerated to 30 days with notice from the Company should the Common Shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

The non-brokered private placement was completed in two tranches, with 5,085,670 Units issued on October 6, 2021 for gross proceeds of CAD$3,814,253 and 2,375,780 Units issued on October 13, 2021 for gross proceeds of CAD$1,781,835. Total expenses, including finders' fees, were under 1.5% of the gross proceeds raised.

All Common Shares issued and Warrant Shares are subject to a hold period in Canada expiring four months from today in accordance with Canadian securities laws.

Net proceeds from the Placement will be used to fund continued exploration at the Company's Eau Claire project in Quebec and for working capital.

The Shares issued under the Offering are subject to a four-month hold period under Canadian securities laws. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act’), and have not been offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any Shares sold to investors in the United States are “restricted securities” and subject to restrictions on resale under the U.S. Securities Act.

5.2
Disclosure for Restructuring Transactions

Not applicable.

Item 6
Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7
Omitted Information

Not applicable.

Item 8
Executive Officer

Lynsey Sherry
Chief Financial Officer
Telephone: (844-601-0841)

Item 9
Date of Report

October 18, 2021.